SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549


                           SCHEDULE 13G
                          (RULE 13D-102)

      INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. __)*







                         ACADIANA BANCSHARES, INC.
                            (Name of Issuer)




                  COMMON STOCK, $0.01 PAR VALUE PER SHARE
                       (Title of Class of Securities)




                                004280 10 3

                              (CUSIP Number)







                             Page 1 of 6 Pages
















CUSIP NO. 004280 10 3           13G                         Page 2 of 6 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Acadiana Bancshares, Inc. Employee Stock Ownership Plan Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [  ]
                                                          (b) [  ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
                                     5.     SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED  6.     SHARED VOTING POWER
BY EACH REPORTING PERSON WITH               218,500
                                     7.     SOLE DISPOSITIVE POWER
                                     8.     SHARED DISPOSITIVE POWER
                                            218,500
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     218,500
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     8.0%
12.  TYPE OF REPORTING PERSON
     EP
































CUSIP NO. 004280 10 3           13G                         Page 3 of 6 Pages

ITEM 1(A). NAME OF ISSUER:

           Acadiana Bancshares, Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

           107 West Vermilion Street
           Lafayette, Louisiana  70501

ITEM 2(A). NAME OF PERSON FILING:

           Acadiana Bancshares, Inc. Employee Stock Ownership Plan Trust.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

           Acadiana Bancshares, Inc.
           107 West Vermilion Street
           Lafayette, Louisiana  70501

ITEM 2(C). CITIZENSHIP:

           State of Louisiana

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

           Common Stock, $0.01 par value per share.

ITEM 2(E). CUSIP NUMBER:

           004280 10 3.

ITEM 3. IF STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

           [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.





















CUSIP NO. 004280 10 3           13G                         Page 4 of 6 Pages

ITEM 4.   OWNERSHIP.

          (a)  Amount beneficially owned:

          218,500

          (b)  Percent of class:

          8.0%

          (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote               0
          (ii)  Shared power to vote or to direct the vote       218,500
          (iii) Sole power to dispose or to direct the
                disposition of                                         0
          (iv)  Shared power to dispose or to direct the
                disposition of                                   218,500

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Al W. Beacham, M.D., William H. Mouton and Kaliste J. Saloom, Jr. are the trustees ("Trustees") of the trust (the "Trust") created pursuant to the Acadiana Bancshares, Inc. Employee Stock Ownership Plan ("ESOP") which holds 218,500 shares of common stock which have not been allocated to the accounts of participating employees to date, will be voted by the Trustees pursuant to the terms of the ESOP and may be deemed to be beneficially owned by the Trust.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.












CUSIP NO. 004280 10 3           13G                         Page 5 of 6 Pages

ITEM 10.  CERTIFICATION.

          By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

















































CUSIP NO. 004280 10 3           13G                         Page 6 of 6 Pages




                               SIGNATURE




     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13G is true, complete and correct.


                              ACADIANA BANCSHARES, INC. EMPLOYEE
                               STOCK OWNERSHIP PLAN TRUST


Date:  January 22, 1997           By: /S/ AL W. BEACHAM
                                      -------------------
                                      Al W. Beacham, M.D.
                                      Trustee for the Acadiana Bancshares,
                                      Inc. Employee Stock Ownership Plan Trust



Date:  January 22, 1997           By: /S/ WILLIAM H. MOUTON
                                      ----------------------
                                      William H. Mouton
                                      Trustee for the Acadiana Bancshares,
                                      Inc. Employee Stock Ownership Plan Trust



Date:  January 22, 1997           By: /S/ KALISTE J. SALOOM, JR.
                                      --------------------------
                                      Kaliste J. Saloom, Jr.
                                      Trustee for the Acadiana Bancshares,
                                      Inc. Employee Stock Ownership Plan Trust